Filed pursuant to Rule 253(g)(2)

File No. 024-12496

SUPPLEMENT DATED APRIL 30, 2026

TO PRELIMINARY OFFERING CIRCULAR DATED FEBRUARY 25, 2026

WAHED REAL ESTATE SERIES 1 LLC

(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

27 East 28th Street, 8th Floor

New York, New York 10016

www.wahed.com/real-estate

This document supplements, and should be read in conjunction with, the preliminary offering circular (the “Offering Circular”) dated February 25, 2026, of Wahed Real Estate Series 1 LLC (the “Company”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The Offering Circular dated February 25, 2026, is available HERE.

The purpose of this supplement is to update the Company’s Offering Circular to reflect its recently filed annual report on Form 1-K for the year ended December 31, 2025, which can be found HERE, and is incorporated herein by reference.